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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ELSTER GROUP SE
(Name of Subject Company)

MINTFORD AG
an indirect wholly owned subsidiary of

MELROSE PLC
(Names of Filing Persons (Offerors))

Ordinary Shares, Nominal Value €1.00 Per Share
(Title of Class of Securities)

D24648 103
(CUSIP Number of Class of Securities)

American Depositary Shares, Each Representing One-Fourth of One Ordinary Share
(Title of Class of Securities)

290348101
(CUSIP Number of Class of Securities)

Garry Barnes
Company Secretary
Melrose PLC
Precision House, Arden Road, Alcester
London, B49 6HN, United Kingdom
+44-1789-761-020
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
Eric M. Swedenburg Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-63954 Telephone: 1-212-455-2000	Adam Signy Simpson Thacher & Bartlett LLP CityPoint, One Ropemaker Street London, EC2Y 9HU, United Kingdom Telephone: +44-207-275-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,314,043,362	$265,189.37

*
The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) $20.50, the per American Depositary Share tender offer price, multiplied by 43,231,888, the number of American Depositary Shares issued and outstanding, and (b) $82.00, the per Ordinary Share tender offer price, multiplied by 17,412,069, the number of Ordinary Shares outstanding that are not represented by American Depositary Shares. The foregoing share figures have been provided by the issuer to the offerors and are as of June 29, 2012, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒    third-party tender offer subject to Rule 14d-1.

  ☐    issuer tender offer subject to Rule 13e-4.

  ☐    going-private transaction subject to Rule 13e-3.

  ☐    amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Mintford AG, a a stock corporation established under German law, registered in the commercial register of the local court of Düsseldorf, Germany, under HRB 65980 ("Bidder") and an indirect wholly owned subsidiary of Melrose PLC, a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales with registered number 4763064 ("Melrose"), to purchase (i) all outstanding American Depositary Shares (collectively the "ADSs" and each an "ADS") of Elster Group SE, a European public limited liability company incorporated in Germany and organized under the laws of Germany and the European Union and registered in the commercial register of the local court of Essen, Germany, under HRB 22030 ("Elster"), each representing one-fourth of one ordinary share of Elster, nominal value €1 per share (collectively the "Ordinary Shares" and each an "Ordinary Share"), for $20.50 per ADS, net to the seller in cash and (ii) all outstanding Ordinary Shares (which are not otherwise represented by ADSs) for $82.00 per Ordinary Share, net to seller in cash, in each case without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and the Letter of Transmittal to Tender American Depositary Shares (the "ADS Letter of Transmittal") and the Letter of Transmittal to Tender Ordinary Shares (the "Ordinary Share Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer.)"

        Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.    Summary Term Sheet.

Regulation M-A Item 1001

        The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.    Subject Company Information.

Regulation M-A Item 1002

        (a)    Name and Address.    The information set forth under the caption THE TENDER OFFER—Section 8 ("Certain Information Concerning Elster") of the Offer to Purchase is incorporated herein by reference. The name, address and telephone number of the subject company's principal executive offices are as follows:

  Elster Group SE
  Frankenstrasse 362, 45133
  Essen, Germany
  +49-201-54580

        (b)    Securities.    The information set forth on the cover page and INTRODUCTION to the Offer to Purchase is incorporated herein by reference.

        (c)    Trading Market and Price.    The information set forth under the caption THE TENDER OFFER—Section 6 ("Price Range of ADSs; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

Regulation M-A Item 1003

        (a)-(c)    Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 9 ("Certain Information Concerning Melrose and Bidder")
  Schedule I of the Offer to Purchase
  Schedule II of the Offer to Purchase

Item 4.    Terms of the Transaction.

Regulation M-A Item 1004

        (a)    Material Terms.    For the purposes of subsections 1(i)-(viii), (xii), the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  INTRODUCTION
  THE TENDER OFFER—Section 1 ("Terms of the Offer")
  THE TENDER OFFER—Section 2 ("Acceptance for Payment and Payment")
  THE TENDER OFFER—Section 3 ("Procedure for Tendering Shares")
  THE TENDER OFFER—Section 4 ("Withdrawal Rights")
  THE TENDER OFFER—Section 5 ("Material U.S. Federal Income Tax Considerations")
  THE TENDER OFFER—Section 7 ("Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations")
  THE TENDER OFFER—Section 13 ("The Transaction Documents")
  THE TENDER OFFER—Section 15 ("Conditions to the Offer")

        Subsections (a)(1)(ix) and (xi) are not applicable.

        For the purposes of subsections 2(i)-(iv) and (vii), the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  THE TENDER OFFER—Section 1 ("Terms of the Offer")
  THE TENDER OFFER—Section 5 ("Material U.S. Federal Income Tax Considerations")
  THE TENDER OFFER—Section 7 ("Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations")
  THE TENDER OFFER—Section 11 ("Background of the Offer; Contacts with Elster")
  THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Elster")
  THE TENDER OFFER—Section 13 ("The Transaction Documents")
  THE TENDER OFFER—Section 15 ("Conditions to the Offer")

        Subsection 2 is not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

        (a)    Transactions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  THE TENDER OFFER—Section 9 ("Certain Information Concerning Melrose and Bidder")
  THE TENDER OFFER—Section 11 ("Background of the Offer; Contacts with Elster")

  THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Elster")
  THE TENDER OFFER—Section 13 ("The Transaction Documents")

        (b)    Significant Corporate Events.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  THE TENDER OFFER—Section 9 ("Certain Information Concerning Melrose and Bidder")
  THE TENDER OFFER—Section 11 ("Background of the Offer; Contacts with Elster")
  THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Elster")
  THE TENDER OFFER—Section 13 ("The Transaction Documents")

Item 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

        (a)    Purposes.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Elster")

        (c)(1)-(7)    Plans.    The information set forth in the sections of the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 6 ("Price Range of ADSs; Dividends")
  THE TENDER OFFER—Section 7 ("Possible Effects of the Offer on the Market for the ADSs; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations")
  THE TENDER OFFER—Section 10 ("Source and Amount of Funds")
  THE TENDER OFFER—Section 11 ("Background of the Offer; Contacts with Elster")
  THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Elster")
  THE TENDER OFFER—Section 13 ("The Transaction Documents")
  THE TENDER OFFER—Section 14 ("Dividends and Distributions")

Item 7.    Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

        (a)    Source of Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 10 ("Source and Amount of Funds")

        (b)    Conditions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 10 ("Source and Amount of Funds")

        (d)    Borrowed Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 10 ("Source and Amount of Funds")

Item 8.    Interests in Securities of the Subject Company.

Regulation M-A Item 1008

        (a)    Securities Ownership.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  THE TENDER OFFER—Section 9 ("Certain Information Concerning Melrose and Bidder")

        (b)    Securities Transactions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  THE TENDER OFFER—Section 9 ("Certain Information Concerning Melrose and Bidder")

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

        (a)    Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  SUMMARY TERM SHEET
  THE TENDER OFFER—Section 17 ("Fees and Expenses")

Item 10.    Financial Statements.

Regulation M-A Item 1010

        (a)    Financial Information.    Not applicable.

        (b)    Pro-Forma Information.    Not applicable.

Item 11.    Additional Information.

Regulation M-A Item 1011

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  THE TENDER OFFER—Section 7 ("Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations")
  THE TENDER OFFER—Section 9 ("Certain Information Concerning Melrose and Bidder")
  THE TENDER OFFER—Section 11 ("Background of the Offer; Contacts with Elster")
  THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Elster")
  THE TENDER OFFER—Section 13 ("The Transaction Documents")
  THE TENDER OFFER—Section 15 ("Conditions to the Offer")
  THE TENDER OFFER—Section 16 ("Certain Legal Matters; Regulatory Approvals")
  THE TENDER OFFER—Section 18 ("Miscellaneous")

        (c)    Other Material Information.    The information set forth in the Offer to Purchase, the ADS Letter of Transmittal and the Ordinary Share Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated July 9, 2012.
(a)(1)(B)	Letter of Transmittal to Tender American Depositary Shares.
(a)(1)(C)	Letter of Transmittal to Tender Ordinary Shares.
(a)(1)(D)	Notice of Guaranteed Delivery.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on July 9, 2012.
(a)(5)(A)	Press Release issued by Melrose PLC on June 29, 2012 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Melrose PLC and Mintford AG on June 29, 2012).
(a)(5)(B)	Press Release issued by Melrose PLC on July 9, 2012.
(b)(1)	Senior Term and Revolving Facilities Agreement, dated as of June 29, 2012, among Melrose PLC, Mintford AG and the other parties thereto.
(d)(1)	Investment Agreement, dated as of June 29, 2012, among Melrose PLC, Mintford AG and Elster Group SE.
(d)(2)	Tender Agreement, effective as of June 29, 2012 between Melrose PLC, Rembrandt Holdings S.A. and Nachtwache Reserve GmbH.
(d)(3)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Thomas Preute.
(d)(4)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Simon Beresford-Wylie.
(d)(5)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Howard Dyer.
(d)(6)	Non-Disclosure Agreement, dated as of May 14, 2012, between Melrose PLC and Elster Group SE.
(d)(7)	Cost Compensation Agreement, dated as of May 31, 2012, between Melrose PLC and Elster Group SE.
(d)(8)	Non-Solicitation Agreement, dated as of June 6, 2012 between Melrose PLC and Elster Group SE.
(d)(9)	Indemnity Agreement, dated as of June 29, 2012 between Melrose PLC and Elster Group SE.
(d)(10)	Letter Agreement, dated as of June 14, 2012, between Melrose PLC, Rembrandt Holdings S.A. and Nachtwache Reserve GmbH.
(d)(11)	Senior Term and Revolving Facilities Agreement, dated as of June 29, 2012 by and among Melrose PLC, Mintford AG and the other parties thereto (incorporated by reference to Exhibit (b)(1)).
(d)(12)	Form of Resignation Letter of the Members of the Elster Group SE Administrative Board.
(g)	Not applicable.
(h)	Not applicable.

Item 12.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 9, 2012

Melrose PLC
By:	/s/ SIMON PECKHAM
	Name:	Simon Peckham
	Title:	Director
Mintford AG
By:	/s/ GARRY BARNES
	Name:	Garry Barnes
	Title:	Director

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated July 9, 2012.
(a)(1)(B)	Letter of Transmittal to Tender American Depositary Shares.
(a)(1)(C)	Letter of Transmittal to Tender Ordinary Shares.
(a)(1)(D)	Notice of Guaranteed Delivery.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on July 9, 2012.
(a)(5)(A)	Press Release issued by Melrose PLC on June 29, 2012 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Melrose PLC and Mintford AG on June 29, 2012).
(a)(5)(B)	Press Release issued by Melrose PLC on July 9, 2012.
(b)(1)	Senior Term and Revolving Facilities Agreement, dated as of June 29, 2012, among Melrose PLC, Mintford AG and the other parties thereto.
(d)(1)	Investment Agreement, dated as of June 29, 2012, among Melrose PLC, Mintford AG and Elster Group SE.
(d)(2)	Tender Agreement, effective as of June 29, 2012 between Melrose PLC, Rembrandt Holdings S.A. and Nachtwache Reserve GmbH.
(d)(3)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Thomas Preute.
(d)(4)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Simon Beresford-Wylie.
(d)(5)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Howard Dyer.
(d)(6)	Non-Disclosure Agreement, dated as of May 14, 2012, between Melrose PLC and Elster Group SE.
(d)(7)	Cost Compensation Agreement, dated as of May 31, 2012, between Melrose PLC and Elster Group SE.
(d)(8)	Non-Solicitation Agreement, dated as of June 6, 2012 between Melrose PLC and Elster Group SE.
(d)(9)	Indemnity Agreement, dated as of June 29, 2012 between Melrose PLC and Elster Group SE.
(d)(10)	Letter Agreement, dated as of June 14, 2012, between Melrose PLC, Rembrandt Holdings S.A. and Nachtwache Reserve GmbH.
(d)(11)	Senior Term and Revolving Facilities Agreement, dated as of June 29, 2012 by and among Melrose PLC, Mintford AG and the other parties thereto (incorporated by reference to Exhibit (b)(1)).
(d)(12)	Form of Resignation Letter of the Members of the Elster Group SE Administrative Board.
(g)	Not applicable.
(h)	Not applicable.

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  Item 1. Summary Term Sheet .
  Item 2. Subject Company Information .
  Item 3. Identity and Background of Filing Person .
  Item 4. Terms of the Transaction .
  Item 5. Past Contacts, Transactions, Negotiations and Agreements .
  Item 6. Purposes of the Transaction and Plans or Proposals .
  Item 7. Source and Amount of Funds or Other Consideration .
  Item 8. Interests in Securities of the Subject Company .
  Item 9. Persons/Assets Retained, Employed, Compensated or Used .
  Item 10. Financial Statements .
  Item 11. Additional Information .
  Item 12. Exhibits .
  Item 12. Information Required by Schedule 13E-3 .
SIGNATURES
EXHIBIT INDEX